17009986

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street
(No. and Street)

Denver	Colorado	80237-2719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Beitzel — (319) 355-2802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- (X)... Certified Public Accountant
- ( )... Public Accountant
- ( )... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

[redacted]

OATH OR AFFIRMATION

I, Brian J. Beitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Capital Inc. as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Brian J. Beitzel

CFO

Notary Public

JESSICA SCOTT
Commission Number 795892
My Commission Expires
April 28, 2019

This report ** contains (check all applicable boxes):

(X)... (a) Facing Page.
(X)... (b) Statement of Financial Condition.
(X)... (c) Statement of Operations.
(X)... (d) Statement of Cash Flows.
(X)... (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
( )... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)... (g) Computation of Net Capital.
( )... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and theComputation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)... (l) An Oath or Affirmation.
( )... (m) A copy of the SIPC Supplemental Report.
( )... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

TRANSAMERICA CAPITAL, INC.
FINANCIAL STATEMENT
December 31, 2016

Contents

pwc

Report of Independent Registered Public Accounting Firm

To Management of Transamerica Capital, Inc.:

We have reviewed Transamerica Capital, Inc.'s (the "Company") assertions, included in the accompanying Transamerica Capital, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended date December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T:(312) 298 2000 , F:(312) 298 2001, www.pwc.com/us

TRANSAMERICA CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2016

Assets		
Cash and cash equivalents	$	41,985
Distribution fees receivable		47,954
Deferred tax asset, net		1,729
Prepaid expenses and other assets		764
Total assets	**$**	**92,432**
Liabilities and stockholder's equity		
Liabilities		
Commission payables	$	43,870
Payable to Parent under tax allocation agreement		10,714
Salaries, benefits and bonuses payable		8,387
Service fees payable		7,850
Due to affiliates		4,324
Other liabilities		319
Total liabilities		**75,464**
Stockholder's equity		
Common stock, no par value, 1,000,000 shares authorized; 1,062 issued and outstanding		1
Additional paid-in capital		123,040
Retained deficit		(106,073)
Total stockholder's equity		**16,968**
Total liabilities and stockholder's equity	**$**	**92,432**

See Notes to Financial Statement

1. Organization

Transamerica Capital, Inc. (the "Company") is a wholly owned subsidiary of Transamerica Corporation (the "Parent"), which is a wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law. The Company was formerly a wholly owned subsidiary of AEGON USA LLC ("AUSA"). AUSA merged into Transamerica Corporation effective December 31, 2015. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes insurance products and mutual fund products as underwriter and distributor for affiliated companies.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S.GAAP).

Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and money market funds with original maturities of three months or less. Cash and cash equivalents, except money market funds, are primarily valued at amortized cost, which approximates fair value. Cash and cash equivalents has no restrictions, gates, or credit issues. Money market funds are valued based on floating net asset value ("NAV") provided by the fund managers.

Distribution Fees Receivable

Distribution fees receivable include 12b-1 fees, concessions, variable annuities, and other receivables based on the sale of affiliated products.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Prepaid Expenses

Prepaid expenses primarily consist of monthly FINRA licensing fees paid directly through the FINRA CRD (Central Registration Depository) account as well as prepaid annual FINRA assessments. These assessments and fees are amortized over the term of the coverage period.

(Dollars in thousands)

Salaries, Benefits, and Bonuses Payable

The Company has employees that accrue salaries, benefits, and bonuses according to the timing of pay cycles.

Service Fees Payable

Service fee payables represent fees owed to sub-advisors and other broker dealers based on the level of proprietary product sales and production levels.

Due to Affiliates

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, distribution services, marketing services, and other miscellaneous expenses. The Company settles with the Parent regularly based on net capital positions in order to keep these liabilities current.

Other Liabilities

Other liabilities represent unpaid accounts payable accruals.

Current Accounting Guidance

Accounting Standard Update ("ASU") 2014-15, *Presentation of Financial Statements- Going Concern (ASC Subtopic 205-40)): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*

In August 2014, the Financial Accounting Standard Board ("FASB") issued ASU 2014-15, *Presentation of Financial Statements-Going Concern* (ASC Subtopic 205-40): *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. This guidance requires an entity's management to evaluate whether there are conditions or events that, considered in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. It also requires disclosures under certain circumstances. The guidance is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company implemented policies and procedures in compliance with the new guidance and adoption of this ASU did not have a material impact on the Company's financial statements.

During the year, TCI incurred losses primarily due to a reduction in concessions and trails earned on variable annuity sales, which also resulted in negative trends in cash used in operating activities and growing the growth of the retained deficit. Management therefore received a capital infusion during the year of $24,000, and a further capital infusion subsequent to year end of $20,000. Additionally, the Parent and TCI have executed a capital support agreement to provide TCI with support of up to $50,000 for the period ending February 28, 2018, which is one year after issuance of the financial statements.

ASU 2015-07, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*

(Dollars in thousands)

In May 2015, the FASB issued ASU 2015-07, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*. The amendments in this Update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share as a practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The Company adopted the standard on December 31, 2016. Adoption of this ASU did not have a material impact on the Company's financial statements. See Note 3 for disclosure impacts.

Future Accounting Guidance

ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The following are the main provisions. The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. Although credit losses on available-for-sale debt securities are measured in a manner similar to current GAAP, the amendments in this Update require that credit losses be presented as an allowance rather than as a write-down. The amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. An entity may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. An entity will apply the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is currently evaluating the impact that adoption of this Update will have on its financial statements.

ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The guidance in this update supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance unless the contracts are within the scope of other standards (for example, financial instruments, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance establishes a five-step process to achieve this core principle. An entity may use either of two transition methods: retrospective to each prior reporting period presented with certain practical expedients, or retrospective with the cumulative effect of initial application

(Dollars in thousands)

recognized at the date of initial application subject to certain additional disclosures. The Company has not yet selected a transition method. In March 2016, the FASB issued ASU 2016-08, *Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which clarifies the implementation guidance on principal versus agent considerations of Topic 606. In April 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing*, which clarifies the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance. In May 2016, the FASB issued ASU 2016-12, *Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients*, which provides clarifying guidance in a few narrow areas and adds some practical expedients to the guidance. In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which affects narrow aspects of the guidance issued in Update 2014-09. In August 2015, the FASB issued ASU 2015-14, *Deferral of the Effective Date*, which defers the effective date by one year. As a result, these updates will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application of these updates is permitted only as of annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact that adoption of these Updates will have on its financial statements.

3. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market that the company has ability to access at measurement date.

- *Level 2.* Inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets

  b) Quoted prices for identical or similar assets or liabilities in non-active markets

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

(Dollars in thousands)

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company held investments measured at NAV at December 31, 2016 totaling $2,740. These were comprised of certain money market funds that are measured at fair value using the floating NAV per share (or its equivalent) as a practical expedient and have not been classified in a fair value hierarchy table in accordance with ASU 2015-07. These money market funds do not have any lockup periods or redemption notice periods and redemptions are allowed on any dealing day.

Investments (a)	Fair Value	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Money market fund	$ 2,740	any dealing day	0 days
Total	$ 2,740		

(a) There are currently no unfunded commitments for these investments.

During 2016, there were no transfers between levels.

4. Income Taxes

The Company's federal and state income tax return (where applicable) is consolidated with other included affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contribution or distributions to the Parent. Under this agreement, the Company received contributions of $61 from its Parent during the year ended December 31, 2016, as a result of tax sharing. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity. A tax return has not been filed for 2016.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transaction in different years for income tax reporting purposes than for financial reporting purposes. These include state taxes and other expenses not deductible until future periods for tax purposes. As of December 31, 2016, the deferred income tax assets were $1,729.

The Company has analyzed all material tax positions under the guidance of ASC 740, Income Taxes, related to the accounting for uncertainty in income tax and determined there were tax benefits of $7 that should not be recognized at December 31, 2016, which is primarily related to a Los Angeles Gross Receipts Audit. It is not anticipated that the

(Dollars in thousands)

total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The total interest payable as of December 31, 2016 is $1.

The Company's federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2008. An examination is in progress for the year 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

5. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of variable annuities; the Company is engaged through these agreements to sell and distribute the variable annuity products of the affiliated companies. The Company has $28,014 of fees receivable and commissions payable associated with the sale of variable annuities at year-end on the Statement of Financial Condition, respectively under distribution fees receivable. The Company underwrites and distributes all classes of fund shares for Transamerica Funds. As of December 31, 2016, the Company has $4,254 of variable annuity marketing allowable receivable included with due to affiliates on the Statement of Financial Condition.

Pursuant to an underwriting agreement, the Company is principal underwriter in connection with the offering and shares of Transamerica Series Trust, an affiliated entity. As of December 31, 2016, the Company has $8,273 of distribution fees receivable and commissions payable associated with Transamerica Series Trust mutual funds on the Statement of Financial Condition.

Pursuant to an underwriting agreement, the Company is principal underwriter in connection with the offering and shares of Transamerica Partners Funds Group and Transamerica Partners Funds Group II ("Transamerica Partners"), both affiliated entities. As of December 31, 2016, the Company has $775 of distribution fees receivable and commissions payable associated with TISC on the Statement of Financial Condition.

Pursuant to an underwriting agreement, the Company is principal underwriter in connection with the offering and shares of Transamerica Funds, an affiliated entity. As of December 31, 2016, the Company has $6,907 of distribution fees receivable and $643 of commissions payable associated with Transamerica Funds on the Statement of Financial Condition.

The Company is party to an agreement with Transamerica Asset Management, Inc. ("TAM"), an affiliated company, whereby TAM agrees to compensate the Company for authorized administrative and other services related to Transamerica Funds. As of December 31, 2016, the Company has $4,282 of distribution fees receivable on the Statement of Financial Condition.

6. Commitments and Contingencies

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on its financial position of the Company.

7. Subsequent Events

The financial statement is adjusted to reflect events that occurred between the balance sheet date and the date when the financial statement is issued provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statement.

The Company received a $20,000 capital contribution on January 30, 2017 from its Parent.

The Company and its Parent have agreed to a capital support agreement that will not exceed $50,000 through February 28, 2018.

No other subsequent events have been identified that require disclosure or adjustments to the financial statements.